Filed by Camden National Corporation Pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: Union Bankshares Company

THE FOLLOWING ARE (1) INVESTOR INFORMATION, DATED AUGUST 14, 2007, REGARDING THE ACQUISITION AND CERTAIN RELATED MATTERS; AND (2) A LETTER AND FREQUENTLY ASKED QUESTIONS MEMORANDUM THAT WAS DISTRIBUTED BY CAMDEN TO ITS EMPLOYEES ON AUGUST 14, 2007.

(1) INVESTOR INFORMATION, DATED AUGUST 14, 2007, REGARDING THE ACQUISITION AND CERTAIN RELATED MATTERS.

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Earnings per share accretion for the Company is expected to be less than 1% in 2008 and between 4%-5% in 2009. In assessing the potential future accretion, the Company included an estimated valuation for the purchased Core Deposit Intangible of approximately $7 million and utilized an eight year straight-line amortization.

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The Company anticipates full integration by the second quarter of 2008. Merger related cost savings are expected to be 16% and 25% for the years 2008 and 2009, respectively, expressed as a percentage of Union Bankshares’ 2007 annualized total non-interest expenses.

•	The Company expects accretion to tangible book value per share within seven years after the transaction closing date.

(2) A LETTER AND FREQUENTLY ASKED QUESTIONS MEMORANDUM THAT WAS DISTRIBUTED BY CAMDEN TO ITS EMPLOYEES ON AUGUST 14, 2007.

Dear Fellow Stakeholders:

I’m pleased to share with you some very exciting news — Camden National Corporation has reached a definitive agreement to acquire Union Bankshares, parent company of Union Trust. The combination of our two companies will create the largest, independent community bank headquartered in the State of Maine. Union Trust has been an admired competitor of ours and shares a similar history, being founded in 1887, and is deeply committed to our Maine-based community banking ideology. This is truly a historic event for both organizations, and the next several months will be very exciting for all of us as we work to integrate two highly regarded financial institutions.

Union Bankshares, headquartered in Ellsworth, Maine, has approximately $553.5 million of total assets, $372.0 million of loans, and $349.0 million of deposits. Union Trust has 13 branch locations ranging from Jonesport to Waldoboro. Union Trust also has a significant trust, brokerage and wealth management business, which complements our own Acadia Trust N.A. and Acadia Financial Consultants organizations.

On a combined basis, Camden National Corporation will have nearly $2.3 billion in total assets, $1.6 billion in total loans and $1.4 billion in total deposits.

Our two companies share many of the same vendors, including Jack Henry, Berry Dunn McNeil & Parker, CEIS, and Darling Consulting Group. In addition, Union Bankshares employs The Customer program, and has a commitment to service excellence similar to Camden National Corporation. In fact, as our respective due diligence teams got to know one another over the past several weeks, they were pleased to see how both organizations are similarly committed to their customers, shareholders, communities, and stakeholders.

There will undoubtedly be questions that arise over the next several months. Know that we are committed to communicating to all stakeholders as soon as is practical. We are currently working on developing several communications tools. You’ll find the first of these tools attached.

Please join me in welcoming the stakeholders, customers, and shareholders of Union Trust to the Camden National family!

Warm regards,

Robert W. Daigle

President and Chief Executive Officer

“Creating a Community Bank…for Maine!”

Camden National Corporation Camden National Bank Acadia Trust and Acadia Financial Consultants	Union Bankshares Company Union Trust Company Cornerstone Financial Services

Q. Why is Camden National acquiring Union Bankshares?

A. A key element of our overall strategy is to ensure we’re continually growing our organization. Union Bankshares provides us a strong franchise in Hancock and Washington Counties, which includes Ellsworth and Bar Harbor. In addition to gaining access to these important markets, Camden and Union share many similarities that will make our integration more successful. For example, both organizations use The Customer Program as the basis for servicing their customers and Jack Henry Silverlake as their core processor.

Q. When is the transaction expected to close?

A. We’ll have to gain both regulatory and shareholder approvals, but we feel this can be accomplished by the end of 2007; we’ll start to integrate various systems and processes shortly thereafter.

Q. How will my customers be affected?

A. We are deeply committed to minimizing the impact to our customers and have created an integration team to ensure customer impact is minimized. Part of the integration process will include an assessment of both the Camden and Union systems and processes to determine the “Best In Class” solution that will benefit our customers the most. Once we decide on an integration plan, we will communicate to our Stakeholders and customers our decisions and plans for changes.

Q. Who is on the Integration Team?

A. The Integration Team has begun to form already. It will be led by Sean Daly, Camden National’s chief financial officer, and Peter Greene, Union’s SVP of Operations. They will have a team of several individuals working with them to ensure the smooth transition to one organization.

Q. What will happen to the Union Trust name?

A. We’ve admired the Union Trust franchise for many years and feel that it is important to maintain its brand identity in Hancock and Washington Counties. Union Trust will become a division of Camden National Bank and operate under the Union Trust name in those counties. This will give us the benefit of brand continuity, while at the same time providing a cost effective management and regulatory structure.

Q. Who is the management team?

A. Over the next several weeks, executive management will be working to determine the overall organizational chart for the combined company. Our goal is to make sure we have “the right people on the bus and in the right seats,” as you have heard us say many times. This will give many of us new and exciting opportunities and over the long-term open up many exciting career paths. At this point we can announce that Bob Daigle will continue to be President and Chief Executive Officer of Camden National Corporation. Peter Blyberg, President and Chief Executive Officer of Union Bankshares, who previously announced his intention to retire in late 2008, will become Vice Chairman of Camden National Bank and will focus on business development and customer relations. Greg Dufour will continue to be the President and Chief Executive Officer of Camden National Bank.

Q. What’s going to happen in areas where we both have branches?

A. In Belfast, Camden, Rockland, and Waldoboro, both Camden and Union have branch locations. The bank management team will review many factors to decide our strategies in those locations, and determining location and branch staffing is one of our highest priorities. We will communicate those decisions as soon as possible.

Q. When will we know the complete organizational chart?

A. Letting everyone know what our organization will look like is also a high priority for management and the integration team. However, there are many factors that will affect our decisions. All personnel decisions will be made in a fair and balanced approach based on our Core Values and Core Purpose. We will ensure that our combined organization has the “Best of the Best” to lead us in the future.

Q. Will my benefits change?

A. Our Human Resources area will review benefit packages from both organizations and will ensure a benefits program that meets or exceeds our current offerings.

Q. How will I hear about the integration and other communications?

A. We have created several communications channels:

•	An email hotline has been created for you to ask questions. Just send an email and we’ll get back to you with an answer as soon as possible.
•	We’ll also communicate Integration Updates on the daily Camden National Bulletin Board.
•	Finally, we’ll provide more extensive monthly updates via internal email.

Remember, while we’re committed to timely communications, at times we’re restricted by regulations and laws that don’t permit us to communicate internally before we inform external parties. Additionally, we’ll always communicate personnel decisions to the individuals affected before we communicate them to the overall organization.

Forward-Looking Statements

This report contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” and other expressions which predict or indicate future events or trends and which do not relate to historical matters. Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Camden National Corporation (“Camden”). These risks, uncertainties and other factors may cause the actual results, performance or achievements of Camden to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: (i) failure of the parties to satisfy the closing conditions in the Merger Agreement in a timely manner or at all; (ii) failure of the shareholders of Union Bankshares Company (“Union Bankshares”) to approve the Merger Agreement; (iii) failure to obtain governmental approvals of the Merger, or imposition of adverse regulatory conditions in connection with such approvals; (iv) disruptions in the businesses of the parties as a result of the pendency of the Merger; (v) integration costs following the merger, (vi) changes in general, national or regional economic conditions; (vii) changes in loan default and charge-off rates; (viii) reductions in deposit levels necessitating increased borrowing to fund loans and investments; (ix) changes in interest rates; (x) changes in laws and regulations; (xi) changes in the size and nature of the Camden’s competition; and (xii) changes in the assumptions used in making such forward-looking statements. Other factors could also cause these differences. For more information about these factors please see Camden’s and Union Bankshares’ filings with the SEC, including their Annual Report on Form 10-K on file with the Securities and Exchange Commission (“SEC”). All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements. These forward-looking statements were based on information, plans and estimates at the date of this report, and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Additional Information and Where to Find It

In connection with the proposed merger of Union Bankshares with and into Camden, Camden and Union Bankshares intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, UNION BANKSHARES AND THE MERGER. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Union Bankshares with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden National Corporation, Two Elm Street, Camden, Maine 04843, Attention: Suzanne Brightbill, and free copies of the documents filed with the SEC by Union Bankshares by directing a written request to Union Bankshares Company, 66 Main Street, Ellsworth, Maine 04605, Attention: Clerk.

Information about the directors and executive officers of Camden and Union Bankshares and information about any other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about Camden’s directors and executive officers in the proxy statement for Camden’s annual meeting of stockholders filed with the SEC on March 21, 2007. You can find information about Union Bankshares’s directors and executive officers in the proxy statement for Union Bankshares’s 2007 annual meeting of shareholders filed with the SEC on May 11, 2007. You can obtain free copies of these documents from the SEC, Camden or Union Bankshares using the contact information above.

Contacts:

Suzanne Brightbill Assistant Vice President, Public Relations Officer Camden National Corporation 207.230.2120 sbrightbill@camdennational.com	Terance Fancy Vice President, Compliance Officer Union Trust Company 207.667.4537, ext 243 tfancy@uniontrust.com

Participants in Solicitation

Camden, Union Bankshares and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Union Bankshares in connection with the merger.